UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2011, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date:  December   , 2011
By:      /s/ Jennifer J. Ting
                                                                                            Jennifer J. Ting
                                                                                            Secretary, Master Savings Plan Committee

The Procter & Gamble
Savings Plan

Financial Statements as of and for the
Years Ended June 30, 2011 and 2010, and
Supplemental Schedule as of June 30, 2011, and
Report of Independent Registered Public Accounting
Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended June 30, 2011 and 2010	4-12

SUPPLEMENTAL SCHEDULE:	13

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2011	14

     NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
        and Regulations for Reporting and Disclosure under the Employee Retirement Income
        Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble
Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the “Plan”) as of June 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
December 6, 2011

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2011 AND 2010

	2011	2010

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
Cash and cash equivalents	$ 75,897	$ 147,424
The Procter & Gamble Company common stock —
16,729,014 shares (cost, $706,684,400) at June 30, 2011;
17,474,347 shares (cost, $714,122,571) at June 30, 2010	1,063,463,398	1,048,111,339
The J.M. Smucker Company common stock —
41,311 shares (cost, $1,484,609) at June 30, 2011;
45,863 shares (cost, $1,604,191) at June 30, 2010	3,157,844	2,761,879
Mutual fund	61,518,906	59,400,624
Common collective trust funds	1,165,058,953	888,064,396
J.P. Morgan Stable Value Fund	245,768,686	251,855,955

Total participant-directed investments — at fair value	2,539,043,684	2,250,341,617

Receivables -
Notes receivable from participants	26,084,607	26,758,435

Total assets	2,565,128,291	2,277,100,052

NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO
ADJUSTMENT TO CONTRACT VALUE	2,565,128,291	2,277,100,052

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(5,533,085)	(3,291,500)

NET ASSETS AVAILABLE FOR BENEFITS	$ 2,559,595,206	$ 2,273,808,552

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 303,326,470	$ 220,428,538
Net appreciation (depreciation) in contract value
of investments	1,464,591	(205,308)
Interest	1,208,005	4,786,670
Dividends	33,833,581	28,056,054

Total investment income — net	339,832,647	253,065,954

Interest income on notes receivable from participants	1,477,687	1,789,158

CONTRIBUTIONS:
Employer contributions	5,720	20,500
Employee contributions	104,624,879	106,147,141
Employee rollovers	1,860,010	1,276,220

Total contributions	106,490,609	107,443,861

DEDUCTIONS:
Benefits paid to participants	180,686,567	150,358,098
Administrative expenses	1,353,696	1,355,739

Total deductions	182,040,263	151,713,837

NET INCREASE IN NET ASSETS
PRIOR TO TRANSFER	265,760,680	210,585,136

TRANSFERS FROM OTHER QUALIFIED PLANS — net	20,025,974	989,836,588

NET INCREASE IN NET ASSETS	285,786,654	1,200,421,724

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,273,808,552	1,073,386,828

End of year	$ 2,559,595,206	$ 2,273,808,552

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the fiscal year ended June 30, 2011, the Company approved resolutions that all participants in the Wella Employee Savings Plan (the “Wella Plan”), all participants in the HDS Cosmetics Lab, Inc. 401(k) Profit Sharing Plan & Trust (the “HDS Plan”) and all participants in the Frederic Fekkai 401(k) Retirement Savings Plan (the “Fekkai Plan”), plans sponsored by subsidiaries of the Company, who had previously become eligible to participate in the Plan would have the assets and all participants accounts transfer into the Plan.  Effective October 1, 2010 for the Wella Plan, November 1, 2010 for the HDS Plan and November 1, 2010 for the Fekkai Plan, assets and participant accounts merged into the Plan in the amounts of $17,943,877, $180,205 and $870,281, respectively.

During the fiscal year ended June 30, 2010, the Company approved resolutions stating that the collectively bargained participants remaining in The Gillette Company Employees’ Savings Plan, another plan sponsored by The Gillette Company, a subsidiary of the Company, residing in the United States (“Gillette Company Employees’ Savings Plan U.S. participants”) would become eligible to participate in the Plan with ongoing contributions by such participants to be maintained in the Plan effective August 3, 2009. The resolutions stated that the assets and all participant accounts belonging to the former Gillette Company Employees’ Savings Plan U.S. participants would transfer into the Plan. Effective September 4, 2009, such assets and participant accounts merged into the Plan totaling $980,645,680.

The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. During the fiscal years ended June 30, 2011 and 2010, transfers from the Gillette ESOP to the Plan totaled $1,030,918 and $3,030,046, respectively.

In addition, during the fiscal year ended June 30, 2010, the Company approved resolutions that all participants in The Procter & Gamble 401(k) Profit Sharing Plan & Trust (the “P&G Cosmopolitan Plan”), formerly Cosmopolitan Inc. 401(k) Profit Sharing Plan & Trust, and all participants in The Procter & Gamble Prestige Products 401(k) Plan (the “Prestige Plan”), both other plans sponsored by subsidiaries of the Company, who had previously become eligible to participate in the Plan would have the assets and all participants accounts transfer into the Plan.  Effective June 10, 2010 for the P&G Cosmopolitan Plan and June 17, 2010 for the Prestige Plan, assets and participant accounts merged into the Plan in the amounts of $510,305 and $5,650,557, respectively.

Contributions —The Savings Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (the “IRS”) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2011 and 2010, an additional $5,500 as a “catch-up” contribution in excess of the maximum 401(k) contributions of $16,500.

Qualified Nonelective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2011 and 2010 of $5,720 and $20,500, respectively, to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The QNEC are immediately 100% vested to the employees. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock, common collective trust funds, a mutual fund, and a stable value fund as investment options for participants.

Vesting —Participants are 100% vested to the assets in their Plan accounts

Notes Receivable From Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock; in annual installments over not more than 20 years, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 1/2.

A participant may withdraw any portion of after-tax contributions, which were derived from previously merged plans, once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six month period.

Account balances attributable to terminated employees are $892,176,106 and $850,116,907 as of June 30, 2011 and 2010, respectively.

Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, The J.M. Smucker Company (“Smucker’s”) common stock, common collective trust funds, a mutual fund, and a stable value fund which includes investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker’s common stock is determined by published composite trading prices. Shares of the mutual fund are valued at quoted market prices, which represent the net assets value of shares held by the Plan at the measurement date. The common collective trust funds are stated at fair value as determined by the issuers of the common collective trust funds based on the fair market value of the underlying investments. The fully benefit-responsive investment contract, (“Stable Value Fund”) is stated at fair value and then adjusted to contract value as described below. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using bank-finance yield curve.  The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account. Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2011 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2011. The adoption did not have a material effect on the Plan’s financial statements.

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfers.  The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2011 and 2010.

	Fair Value Measurements at June 30, 2011, Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 75,897	$ -	$ -	$ 75,897
Common collective
trusts:
Equity	-	980,878,612	-	980,878,612
Fixed income	-	184,180,341	-	184,180,341
Common stock	1,066,621,242	-	-	1,066,621,242
Mutual funds	61,518,906	-	-	61,518,906
Stable value fund	-	245,768,686	-	245,768,686

Total	$ 1,128,216,045	$ 1,410,827,639	$ -	$ 2,539,043,684

	Fair Value Measurements at June 30, 2010, Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 147,424	$ -	$ -	$ 147,424
Common collective
trusts:
Equity	-	723,290,950	-	723,290,950
Fixed income	-	164,773,446	-	164,773,446
Common stock	1,050,873,218	-	-	1,050,873,218
Mutual funds	59,400,624	-	-	59,400,624
Stable value fund	-	251,855,955	-	251,855,955

Total	$ 1,110,421,266	$ 1,139,920,351	$ -	$ 2,250,341,617

   For the years ended June 30, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represent 5% percent or more of the Plan’s net assets available for benefits as of June 30, 2011 and 2010, are as follows:

Description	2011	2010
At Fair Value

*Company Common Stock	$ 1,063,463,398	$ 1,048,111,339
*J.P. Morgan Chase Bank Stable Income Bond Fund**	-	132,611,214
*J.P. Morgan Chase Bank Liquidity Fund**	245,609,707	-
BlackRock World Equity Index Fund	242,520,924	179,199,701
BlackRock US Bond Index Fund	184,180,341	164,773,446
BlackRock Small Cap Equity Index Fund	229,019,035	157,220,158
BlackRock Large Cap Equity Index Fund	509,338,653	386,871,091

*Indicates party in interest
**Investment option added or removed during 2011 Plan year

    During the years ended June 30, 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2011	2010

Net (depreciation) appreciation in fair value of:
Common collective trust funds	$ 240,555,819	$ 75,049,904
Pooled Separate Account	(9,206)	-
Company common stock	62,081,079	144,814,355
Smucker's common stock	698,778	564,279

	$ 303,326,470	$ 220,428,538

Net appreciation (depreciation) in contract value of J.P.
Morgan Stable Value Fund	$ 1,464,591	$ (205,308)

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan provides participants a self-managed stable value investment option, the Stable Value Fund, that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed Stable Value Fund is composed of U.S. Government securities, corporate debt instruments and corporate stocks, owned by the Plan and an investment contract issued by insurance companies (the “issuers”), designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the fund include current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:

Certain events may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may cause the Stable Value Fund to transact at less than contract value is not probable.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to approximate current market yields on a trailing basis.

	2011	2010

Average yields:
Based on annualized earnings (1)	1.00%	2.40%
Based on interest rate credited to participants (2)	0.66	1.82

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors. J. P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee. J. P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. J. P. Morgan Chase Bank is also the trustee of the Plan as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2011 and 2010, the Plan held 16,729,014 and 17,474,347 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $706,684,400 and $714,122,571, respectively. During the years ended June 30, 2011 and 2010, the Plan recorded dividend income on Company common stock of $33,760,350 and $27,987,602, respectively.

During the years ended June 30, 2011 and 2010, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $62,081,079 and $144,814,355, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time.  The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, comply with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2011 and 2010, to Form 5500:

	2011	2010

Net assets available for benefits per the financial
statements	$ 2,559,595,206	$ 2,273,808,552
Plus adjustment from contract value to fair value for
fully benefit-responsive investment contracts	5,533,085	3,291,500
Less certain deemed distributions of participant loans	(2,077,460)	(1,509,623)

Net assets available for benefits per the Form 5500	$ 2,563,050,831	$ 2,275,590,429

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2011, to Form 5500 net income:

Net increase in assets available for benefits per the financial
statements prior to transfer in	$ 265,760,680
Add adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2011	5,533,085
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2010	(3,291,500)
Less certain deemed distributions of participant loans and
related interest	(547,713)

Net income per the Form 5500	$ 267,454,552

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2011, to Form 5500:

Net investment income per the financial statements	$ 339,832,647
Add adjustment from contract value to fair value for fully
benefit responsive investment contracts as of June 30, 2011	5,533,085
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2010	(3,291,500)
Add investment/management fees netted with investment return	392,550
Add interest on loans to participants	1,477,687
Less interest on deemed distribution	(138,571)

Net investment income per the Form 5500	$ 343,805,898

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2011, to Form 5500:

Benefits paid to participants per the financial statements	$ 180,686,567
Less current loan defaults	(137,052)
Plus current deemed distributions	546,194

Benefits paid to participants per the Form 5500	$ 181,095,709

The following is a reconciliation of transfers from other qualified plans – net per the financial statements for the year ended June 30, 2011, to Form 5500:

Transfers from other qualified plans — net per the financial statements	$ 20,025,974
Less certain deemed distributions of participant loans transferred in	(20,124)

Transfers of assets to/from this plan per the Form 5500	$ 20,005,850

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2011
EIN: 31-0411980
PLAN: 042

	Identity of Issuer	Description of Investment	Fair Value

	Investments at fair value:
*	J.P. Morgan	Interest bearing cash	$ 66,529
*	J.P. Morgan	Non-interest bearing cash	9,368
*	The Procter & Gamble Company	Common stock	1,063,463,398
	The J.M. Smucker Company	Common stock	3,157,844
*	J.P. Morgan Funds	Prime Money Market Fund	61,518,906
	Common Collective Trust Fund:
	BlackRock	MSCI ACWI EX-US Index Non Lend FD F	242,520,924
	BlackRock	US Debt Index Non Lend FD E	184,180,341
	BlackRock	Russell 2000 Index Non Lend FD E	229,019,035
	BlackRock	Equity Index Fund EX	509,338,653
*	J.P. Morgan Stable Value Fund:
*	J.P. Morgan Chase Bank	Liquidity Fund	245,609,706
	Monumental Life Insurance Company,
	Bank of America, N.A., State
	Street Bank and Trust Company	Wrapper Contract	158,980
*	Loans to participants	3,782 loans with maturities ranging from
		July 2011 to December 2019 and interest
		rates ranging from 4.25% and 9.25%	24,007,147

	TOTAL INVESTMENTS		$ 2,563,050,831

*	Denotes party-in-interest.